April 1, 2013

LETTER AGREEMENT

Managers AMG Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by Managers Investment Group LLC (the “Adviser”) to limit the total operating expenses of the Service Class shares of Yacktman Fund (the “Fund”), a series of the Trust, and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Trust, on behalf of the Service Class shares of the Fund, as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Fund in fulfillment of a voluntary undertaking by the Adviser to limit the expenses of the Service Class shares of the Fund. This Letter Agreement shall terminate in the event the Investment Management Agreement between the Trust and the Adviser terminates with respect to the Fund or upon mutual agreement between the Adviser and the Fund’s Board of Trustees.

From time to time hereafter, the Adviser may undertake to waive its advisory fee payable by the Fund and/or pay or reimburse the Fund’s expenses such that the total annual operating expenses of the Service Class shares of the Fund do not exceed a certain amount (the “Expense Cap”). If the Adviser undertakes an Expense Cap with respect to the Service Class shares of the Fund, the Trust, on behalf of the Service Class shares of the Fund, will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Service Class shares of the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Service Class shares of the Fund, in the aggregate, would not cause the total annual operating expenses of the Service Class shares of the Fund in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Trust will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an advisory fee or administration and shareholder servicing fee for services to the Fund under the Investment Management Agreement and Administration and Shareholder Servicing Agreement with the Trust, as applicable.

Effective as of April 1, 2013 and until at least May 1, 2015, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) of the Service Class shares of the Fund to 2.00% of average daily net assets attributable to the Service Class shares of the Fund.

A copy of the Master Trust Agreement of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust in his or her capacity as an officer of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or the Fund.

Sincerely,

Managers Investment Group LLC

By:	/s/ Keitha L. Kinne
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer
	Date:	April 1, 2013

ACKNOWLEDGED AND ACCEPTED

Managers AMG Funds

By:	/s/ Donald S. Rumery
	Name:	Donald S. Rumery
	Title:	Treasurer, Chief Financial Officer, and Principal Financial Officer
	Date:	April 1, 2013